FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Tezepelumab granted FDA Priority Review for asthma

8 July 2021 07:00 BST

Tezepelumab regulatory submission accepted and granted FDA Priority Review in the US for the treatment of patients with asthma

Tezepelumab is the first and only biologic to consistently and significantly reduce asthma exacerbations in a broad population across Phase II and III clinical trials

AstraZeneca's Biologics License Application (BLA) for tezepelumab has been accepted and granted Priority Review for the treatment of asthma from the US Food and Drug Administration (FDA). Tezepelumab is being developed by AstraZeneca in collaboration with Amgen.

The FDA grants Priority Review to applications for medicines that offer significant advantages over available options by demonstrating safety or efficacy improvements, preventing serious conditions, or enhancing patient compliance.1 The Prescription Drug User Fee Act date, the FDA action date for their regulatory decision, is during the first quarter of 2022.

Despite recent advances in severe asthma, many patients may not qualify for or respond well to current biologic medicines.2-5 Patients with severe, uncontrolled asthma experience frequent exacerbations, significant limitations on lung function and a reduced quality of life.2,6,7

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "This decision brings us a step closer to delivering a much-needed, first-in-class medicine for asthma patients, many of whom remain uncontrolled and at risk of asthma attacks despite the availability of inhaled and biologic medicines. Tezepelumab has demonstrated reductions in exacerbations irrespective of blood eosinophil counts, allergy status and fractional exhaled nitric oxide, and has the potential to transform treatment for a broad population of severe asthma patients."

The BLA was based on results from the PATHFINDER clinical trials programme, including results from the pivotal NAVIGATOR Phase III trial. In NAVIGATOR, tezepelumab demonstrated superiority across every primary and key secondary endpoint, compared to placebo, in a broad population of patients with uncontrolled asthma while receiving treatment with medium- or high-dose inhaled corticosteroids (ICS) plus at least one additional controller medicine with or without oral corticosteroids (OCS).8

There were no clinically meaningful differences in safety results between the tezepelumab and placebo groups in the NAVIGATOR trial.8 The most frequently reported adverse events with tezepelumab were nasopharyngitis, upper respiratory tract infection and headache.8

Results from the NAVIGATOR Phase III trial were published in The New England Journal of Medicine in May 2021.

Tezepelumab received Breakthrough Therapy Designation for patients with severe asthma, without an eosinophilic phenotype in September 2018.

Severe asthma
Asthma is a heterogeneous disease affecting an estimated 339 million people worldwide.6,9 Approximately 10% of asthma patients have severe asthma.2,6 Despite the use of inhaled asthma controller medicine, currently available biologic therapies and oral corticosteroids (OCS), many severe asthma patients remain uncontrolled.2,3,6 Due to the complexity of severe asthma, many patients have unclear or multiple drivers of inflammation and may not qualify for or respond well to a current biologic medicine.2-5

Severe, uncontrolled asthma is debilitating with patients experiencing frequent exacerbations, significant limitations on lung function and a reduced quality of life.2,6,7 Patients with severe asthma are at an increased risk of mortality and compared to patients with persistent asthma have twice the risk of asthma-related hospitalisations.10-12 There is also a significant socio-economic burden, with these patients accounting for 50% of asthma-related costs.13

Clinical trials
Building on the Phase IIb PATHWAY trial, the Phase III PATHFINDER programme included two trials, NAVIGATOR8,14 and SOURCE.15,16 The programme includes additional planned mechanistic and long-term safety trials.17-19

NAVIGATOR is a Phase III, randomised, double-blinded, placebo-controlled trial in adults (18-80 years old) and adolescents (12-17 years old) with severe, uncontrolled asthma, who were receiving standard of care (SoC). SoC was treatment with medium- or high-dose ICS plus at least one additional controller medicine with or without OCS. The trial population included approximately equal proportions of patients with high (≥ 300 cells/µL) and low (< 300 cells/µL) blood eosinophil counts. The trial comprised a five to six week screening period, a 52-week treatment period and a 12-week post-treatment follow-up period. All patients received their prescribed controller medicines without change throughout the trial.8

The primary efficacy endpoint was the annualised asthma exacerbation rate (AAER) during the 52-week treatment period. Key secondary endpoints included the effect of tezepelumab on lung function, asthma control and health-related quality of life.8

NAVIGATOR primary endpoints8
Endpoint	Timepoint	Annual exacerbation rate		Results Tezepelumab added to SoC vs placebo added to SoC
		Tezepelumab	Placebo
AAER - Overall patient population	Over 52 weeks	0.93 (95% CI: 0.80-1.07)	2.10 (95% CI: 1.84-2.39)	56% reduction (95% CI: 47-63%; p<0.001)
AAER - Baseline eosinophil counts <300 cells/µL	Over 52 weeks	1.02 (95% CI: 0.84-1.23)	1.73 (95% CI: 1.46-2.05)	41% reduction (95% CI: 25-54%; p<0.001)
CI: confidence interval

As part of prespecified analyses, the AAER over 52 weeks was also assessed in patients grouped by baseline blood eosinophil count, fractional exhaled nitric oxide (FeNO) level, serum specific immunoglobin E (IgE) status (perennial allergen sensitivity positive or negative).8 These are inflammatory biomarkers used by clinicians to inform treatment options and involve tests analysing a patient's blood (eosinophils/IgE) and exhaled air (FeNO).

There were no clinically meaningful differences in safety results between the tezepelumab and placebo groups in the NAVIGATOR trial.8 The most frequently reported adverse events for tezepelumab were nasopharyngitis, upper respiratory tract infection and headache.8

NAVIGATOR is the first Phase III trial to show benefit in severe asthma irrespective of eosinophils by targeting thymic stromal lymphopoietin (TSLP).8 These results support the US Food and Drug Administration Breakthrough Therapy Designation granted to tezepelumab in September 2018 for patients with severe asthma, without an eosinophilic phenotype.

SOURCE is a Phase III multicentre, randomised, double-blinded, parallel-group, placebo-controlled trial for 48 weeks in adult patients with severe asthma who require continuous treatment with ICS plus long-acting beta2-agonists, and chronic treatment with maintenance OCS therapy. The primary endpoint is the categorised percentage reduction from baseline in the daily OCS dose, while not losing asthma control.16

Patients who participated in the NAVIGATOR and SOURCE trials were eligible to continue in DESTINATION, a Phase III extension trial assessing long-term safety and efficacy.17

Tezepelumab
Tezepelumab is a potential first-in-class human monoclonal antibody that inhibits the action of TSLP, a key epithelial cytokine that sits at the top of multiple inflammatory cascades and is critical in the initiation and persistence of allergic, eosinophilic and other types of airway inflammation associated with severe asthma.20,21 TSLP is released in response to multiple triggers associated with asthma exacerbations, including allergens, viruses and other airborne particles.20,21 Expression of TSLP is increased in the airways of patients with asthma and has been correlated with disease severity.20,22 Blocking TSLP may prevent the release of pro-inflammatory cytokines by immune cells, resulting in the prevention of asthma exacerbations and improved asthma control.20,22 Tezepelumab acts at the top of the inflammation cascade and has the potential to help address a broad population of severe asthma patients regardless of their type of inflammation.20,22

Amgen collaboration
In 2020, Amgen and AstraZeneca updated a 2012 collaboration agreement for tezepelumab. Both companies will continue to share costs and profits equally after payment by AstraZeneca of a mid single-digit inventor royalty to Amgen. AstraZeneca continues to lead development and Amgen continues to lead manufacturing. All aspects of the collaboration are under the oversight of joint governing bodies. Under the amended agreement in North America, Amgen and AstraZeneca will jointly commercialise tezepelumab; Amgen will record sales in the US and AstraZeneca will record sales in Canada. AstraZeneca's share of gross profits from tezepelumab in the US will be recognised as collaboration revenue. In all countries outside the US and Canada, AstraZeneca will solely commercialise tezepelumab. AstraZeneca will record all sales outside of the US as product sales and recognise Amgen's share of gross profit as cost of sales.

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology, part of BioPharmaceuticals, is one of AstraZeneca's three disease areas and is a key growth driver for the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage. The Company aims to transform the treatment of asthma and COPD by focusing on earlier biology-led treatment, eliminating preventable asthma attacks, and removing COPD as a top-three leading cause of death. The Company's early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell-repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company's growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including systemic lupus erythematosus), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca's ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.    US Food and Drug Administration. Priority Review. Available at: https://www.fda.gov/patients/fast-track-breakthrough-therapy-accelerated-approval-priority-review/priority-review. [Last accessed: June 2021].
2.    Wenzel S. Severe Asthma in Adults. Am J Respir Crit Care Med. 2005;172;149-60.
3.    Peters SP, et al. Uncontrolled asthma: a review of the prevalence, disease burden and options for treatment. Respir Med. 2006;100:1139-51.
4.    Hyland ME, et al. A Possible Explanation for Non-responders, Responders and Super-responders to Biologics in Severe Asthma. Explor Res Hypothesis Med. 2019;4:35-38.
5.    Tran TN, et al. Overlap of atopic, eosinophilic, and TH2-high asthma phenotypes in a general population with current asthma. Ann Allergy Asthma Immunol. 2016;116:37-42.
6.    Chung KF, et al. International ERS/ATS guidelines on definition, evaluation and treatment of severe asthma. Eur Respir J. 2014; 43: 343-73.
7.    Fernandes AG, et al. Risk factors for death in patients with severe asthma. J Bras Pneumol. 2014; 40 (4): 364-372.
8.    Menzies-Gow A, et al. Tezepelumab in Adults and Adolescents with Severe, Uncontrolled Asthma. N Engl J Med. 2021;384:1800-1809. DOI: 10.1056/NEJMoa2034975.
9.    The Global Asthma Network. The Global Asthma Report 2018. [Online]. Available at: http://globalasthmareport.org/Global%20Asthma%20Report%202018.pdf.[Last accessed: May 2021].
10.   Chastek B, et al. Economic Burden of Illness Among Patients with Severe Asthma in a Managed Care Setting. J Manag Care Spec Pharm. 2016;22:848-861.
11.   Hartert TV, et al. Risk factors for recurrent asthma hospital visits and death among a population of indigent older adults with asthma. Ann Allergy Asthma Immunol. 2002;89:467-73.
12.   Price D, et al. Asthma control and management in 8,000 European patients: the REcognise Asthma and LInk to Symptoms and Experience (REALISE) survey. NPJ Prim Care Respir Med. 2014;24:14009.
13.   World Allergy Organization (WAO). The management of severe asthma: economic analysis of the cost of treatments for severe asthma. Available at: https://www.worldallergy.org/educational_programs/world_allergy_forum/anaheim2005/blaiss.php
        [Last accessed: April 2021].
14.   Menzies-Gow A, et al. NAVIGATOR: a phase 3 multicentre, randomized, double-blind, placebo-controlled, parallel-group trial to evaluate the efficacy and safety of tezepelumab in adults and adolescents with severe, uncontrolled asthma. RespirRes. 2020;21:266.
15.   Wechsler ME, et al. Oral corticosteroid-sparing effect of tezepelumab in adults with severe asthma. Am J Respir Crit Care Med. 2021;203:A1197.
16.   Weschler ME, et al. SOURCE: A Phase 3, multicentre, randomized, double-blind, placebo-controlled, parallel group trial to evaluate the efficacy and safety of Tezepelumab in reducing oral corticosteroid use in adults with oral corticosteroid dependent asthma. Respir Res. 2020;21:264.
17.   Clinicaltrials.gov. Extension Study to Evaluate the Safety and Tolerability of Tezepelumab in Adults and Adolescents With Severe, Uncontrolled Asthma (DESTINATION) [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT03706079.
        [Last accessed: May 2021].
18.   Diver S, et al. Effect of Tezepelumab on Airway Inflammation in Patients with Moderate-to-Severe Uncontrolled Asthma: A Phase 2, Randomized, Double-Blind, Placebo-Controlled Study (CASCADE). Am J Respir Crit Care Med.
        2021;203:A1456.
19.   Clinicaltrials.gov. Study to Evaluate Tezepelumab on Airway Inflammation in Adults With Uncontrolled Asthma (CASCADE). Available at: https://clinicaltrials.gov/ct2/show/NCT03688074. [Last accessed: May 2020].
20.   Corren J, et al. Tezepelumab in adults with uncontrolled asthma [supplementary appendix; updated April 18, 2019]. N Engl J Med. 2017;377:936-946.
21.   Varricchi G, et al. Thymic Stromal Lymphopoietin Isoforms, Inflammatory Disorders, and Cancer. Front Immunol. 2018;9:1595.
22.   Li Y, et al. Elevated Expression of IL-33 and TSLP in the Airways of Human Asthmatics In Vivo: A Potential Biomarker of Severe Refractory Disease. J Immunol. 2018;200:2253-2262.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 08 July 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary